Kevin J. Yourman  (147159)
Vahn Alexander   (167373)
WEISS & YOURMAN
10940 Wilshire Blvd.
24th Floor
Los Angeles, CA  90024
(310) 208-2800

Joseph H. Weiss
Weiss & Yourman
315 Fifth Avenue
New York, NY  10016
(212) 532-4171

Attorneys for Plaintiffs








                      SUPERIOR COURT OF THE STATE OF CALIFORNIA
                             FOR THE COUNTY OF SAN MATEO





GOODMAN EPSTEIN AND FLORENCE EPSTEIN,       )    Case No.  400617
individually and on behalf of all           )
other persons similarly situated,           )    CLASS ACTION
                                            )
                                            )    CLASS ACTION COMPLAINT
                                            )    FOR BREACH OF FIDUCIARY DUTIES
                        Plaintiffs          )
                                            )
              v.                            )
                                            )    JURY TRIAL DEMAND
                                            )
VIVRA INC., DAVID G. CONNOR,                )    CASE MANAGEMENT CONFERENCE
RICHARD B. FONTAINE, ALAN R. HOOPS,         )    REFER TO SAN MATEO COUNTY
DAVID L. LOWE, JOHN M. NEHRA,               )    SUPERIOR COURT ROOM 20
STEPHEN G. PAGLIUCA, KENT J. THIRY,         )    DATE:     09-25-97
LE ANNE M. ZUMWALT AND DOES 1-30,           )    TIME:     9 AM
                                            )    DEPT:     10
                                            )
                        Defendants.         )
--------------------------------------------






    Plaintiffs, through their undersigned attorneys, for their complaint against defendants, allege upon knowledge as to themselves and their own acts, and upon information and belief, as to all other matters as follows.

    1. Plaintiffs bring this action, individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Vivra Inc. ("Vivra" or the "Company") and who are similarly situated, to enjoin the consummation of the proposed acquisition of Vivra by Incentive AB ("Incentive") whereby Incentive will pay $35.62 per share of Vivra common stock. Alternatively, in the event that the transaction is consummated, plaintiffs seek to recover damages caused by the breach of fiduciary duties, described herein, owed by the director defendants. The proposed transaction and the acts of the direct defendants constitute a breach of the defendants' fiduciary duties to plaintiffs and the class to take all necessary and appropriate steps to obtain the maximum value realizable for the shareholders of Vivra.

                                       PARTIES

    2. Plaintiffs Goodman Epstein and Florence Epstein are now and have been, since prior to the announcement of the proposed transaction described herein, the owners of 70 shares of common stock of Vivra. Plaintiffs purchased these shares at a price of $33.75 per share.

    3. Defendant Vivra Inc. is a corporation organized under the laws of the State of Delaware, with its principal executive offices and company headquarters at 1850 Gateway Drive, Suite 500, San Mateo, California, 94404. Vivra is a specialty care company. The Company provides services through Vivra Renal Care ("VRC") and Vivra Specialty Partners ("VSP"). VRC is the second largest provider of dialysis services in the United States. VSP provides physician network and disease management services to managed care and provider organizations.

    4. Defendant David G. Connor ("Connor") has served as a Director of the Company since 1989 and currently owns 32,097 shares of the Company.

    5. Defendant Richard B. Fontaine ("Fontaine") has served as a Director of the Company since 1992 and currently owns 32,318 shares of the Company.

    6. Defendant Alan R. Hoops ("Hoops") has served as a Director of the Company since 1995 and currently owns 10,124 shares of the Company.

    7. Defendant David L. Lowe ("Lowe") has served as a Director of the Company since 1995 and currently owns 11,041 shares of the Company.

    8. Defendant John M. Nehra ("Nehra") has served as a Director of the Company since 1989 and currently owns 25,644 shares of the Company.

    9. Defendant Stephen G. Pagliuca ("Pagliuca") has served as a Director of the Company since 1992 and currently owns 26,394 shares of the Company.

    10. Defendant Kent J. Thiry ("Thiry") has served as a President and Chief Executive Officer of the Company since September 1992 and as a Director of the Company since 1991 and currently owns 452,500 shares of the Company.

    11. Defendant Le Anne M. Zumwalt ("Zumwalt") has served as Chief Financial Officer of the Company since May 1996 and Treasurer and Secretary since march 1995 and as a Director of the Company since 1994 and currently owns 28,351 shares of the Company.

    12. The individual defendant directors, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the defendants to exercise their best judgment and to act in a prudent manner and in the best interests of the Company's shareholders. A director is not permitted to act in his/her own self-interest to the detriment of the shareholders.

    13. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in such defendant's capacity as an officer, director or controlling stockholder of the Company, and the liability of each arises from the fact that he, she, or it has engaged in all or part of the unlawful acts, plan, schemes, or transactions complained of herein.

                               CLASS ACTION ALLEGATIONS

    14. Plaintiffs bring this action individually on their own behalf and as a class action, on behalf of all stockholders of the Company (except defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

    15.  This action is properly maintained as a class action.

    16   The Class is so numerous that joinder of all members is impracticable.
As of April 7, 1997 there were 41,070,626 shares of Vivra common stock outstanding. The disposition of their claims in a class action will be of benefit to the parties and Court. The recordholders of Vivra common stock can be easily determined from the stock transfer journals maintained by Vivra or its agents.

    17   A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual Class members prosecuting separate claims is remote.

    18. There is a well-defined community of interests in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual Class member are, INTER ALIA, the following:


         a. whether defendants have engaged in conduct constituting unfair dealing and have engaged in a plan and scheme to deceive the public stockholders of Vivra and to enrich themselves at the expense of the Company's public stockholders;

         b. whether the proposed transaction is grossly unfair to the public stockholders of Vivra;

         c. whether defendant shave failed to disclose all material facts relating to the proposal including the potential and expected positive future financial benefits which they expect to derive from Vivra;

         d. whether defendants have engaged and are continuing to engage in a plan and scheme to eliminate the public stockholders of Vivra through fraudulent, deceptive, and coercive means and devices;

         e. whether defendants willfully and wrongfully failed or refused to obtain or attempt to obtain a purchaser for the assets of Vivra at a higher price than the Incentive proposal;

         f. whether plaintiffs and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

         g. whether defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiffs and the members of the Class; and

         h. whether plaintiffs have been damaged and what is the proper measure of damages.

    19. Plaintiffs are members of the Class and are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs do not have interests antagonistic to or in conflict with those they seek to represent. Plaintiffs are adequate representatives of the Class.

    20. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, the defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for the wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

                               SUBSTANTIVE ALLEGATIONS

    21.  On or about January 28, 1997, in a BUSINESS WIRE release entitled
VIVRA INCORPORATED ANNOUNCES YEAR END RESULTS, Vivra announced that it earned
$ 0.34 and $ 1.27 per share for the quarter and year ended November 30, 1996, respectively and that Vivra's earnings per share growth was 21% and 19% compared to the prior year's corresponding periods. Vivra Renal Care (VRC) achieved operating profit growth of 28% and 32% on treatment growth of 20% and 24% for the quarter and year ended November 30, 1996, respectively. Vivra Specialty Partners (VSP) revenues were $ 29.8 million for the quarter and $ 95.3 million for the year ended November 30, 1996. VSP lost $ 142,000 in the quarter.

    22.  The release further noted that:

    VIVRA ENTERS 1997 WITH BOTH OPERATING AND STRATEGIC MOMENTUM IN ITS TWO BUSINESS UNITS.


    -- VRC ended the year with 251 dialysis centers, caring for 14,380 patients. The center total includes 20 de novo units opened during the year.


    -- VRC's 1996 ending days revenue in accounts receivable was 73, SUBSTANTIALLY BELOW THE INDUSTRY AVERAGE.

    -- THERE CONTINUES TO BE STRONG BIPARTISAN SUPPORT IN CONGRESS FOR AN EXTENSION OF THE PRIVATE SECTOR'S COORDINATION OF BENEFITS PERIOD FROM 18 TO 30 MONTHS.



    --VSP added 30 physicians, 5 capitated network contracts and 485,000 specialty lives in the quarter, bringing the current totals to 97 physicians and 44 contracts which cover 4.7 million specialty lives.

Emphasis added.

    23. On or about March 31, 1997 in a Business Wire release, entitled VIVRA INCORPORATED ANNOUNCES FIRST QUARTER RESULTS, Vivra announced that it earned $0.34 per share for the quarter ended February 28, 1997, compared to $0.29 per share for the same period of the prior year, a 17.2% increase. The Company also announced that:

         For the first quarter of 1997 compared to 1996, Vivra Renal
    Care's (VRC) operating profits grew 25% to $23.2 million. Dialysis treatments increased by 23% to 556,000. VRC ended the quarter with 260 dialysis centers, caring for 15,500 patients.

         Vivra Specialty Partners (VSP) lost $ 149,000, after pooling transaction costs of $ 240,000, on revenues of $35.0 million in the quarter. VSP currently manages 51 capitated network contracts which cover 5.7 million specialty lives.



    24. On or about May 2, 1997 a Reuters article, entitled RESEARCH ALERT - VIVRA (V.N.) RAISED, reported that Merrill Lynch upgraded Vivra to "near-term accumulate" from "neutral" and recommended keeping Vivra as a long-term buy. On this news, Vivra gained 3/8 to close at 28 for the day.

    25. On or about May 5, 1997 in a Business Wire release, entitled INCENTIVE'S GAMBRO GROUP TO ACQUIRE VIVRA INC., Vivra and Incentive, a holding company controlled by the Wallenberg family of Sweden, announced that both companies had signed a definitive merger agreement under which Incentive would acquire VRC, including its nephrology disease management and nephrology physician practice management operation. Specifically, the article noted:

         Incentive intends to merger VRC with the Gambro Group, its wholly owned, worldwide, fully integrated dialysis and medical technology business.
         Pursuant to the merger agreement, a cash tender offer will be commenced by a wholly owned subsidiary of Incentive no later than May 9, 1997, to acquire all of the outstanding shares of Vivra common stock for $ 35.62 per share or a total cash consideration of $ 1,592 million, of which $ 33.90 represents Incentive's net consideration for VRC, or a total cash consideration of $ 1,515 million. As part of the transaction, Vivra has also signed a definitive agreement to sell Vivra Specialty Partners ("VSP"), its physician network and disease management division, to a new company formed by

    Texas Pacific Group, Hellman & Freedman Capital Partners III, L.P. AND BAIN CAPITAL for $ 85 million, representing net after-tax proceeds of $ 77 million or approximately $ 1.72 per Vivra share.

Emphasis added.

    26. The same article also indicated that defendants Thiry and Pagliuca, who were both prior employees of Bain & Company which is a sister company of Bain Capital, and the remaining board of directors, had "reviewed" the merger agreement on behalf of its stockholders and had recommended that such stockholders tender their shares pursuant to the offer.

    27.  The article further noted that:

         The tender offer is expected to be completed in early June. All shares not purchased in the tender offer will be converted into the right to receive $35.62 per share in a second-step merger following the tender offer.

         The combination of VRC with Gambro will create a company with pro forma 1996 worldwide revenues of $ 2.0 billion and earning before interest, taxes, depreciation, and amortization ("EBITDA") of $ 410 million. THE TRANSACTION IS EXPECTED TO GENERATE SIGNIFICANT OPERATING SYNERGIES. Together the companies will serve approximately 26,000 dialysis patients in the United States.

         Mikael Lilius, president and chief executive officer of Incentive said, "THIS TRANSACTION REPRESENTS A MAJOR STRATEGIC MOVE FOR INCENTIVE AND CONTINUES OUR STRONG THRUST INTO THE HIGH GROWTH HEALTH CARE SECTOR. We have consistently restructured and shifted our resources into this highly attractive area. The acquisition of Vivra Renal Care is a logical next step in the development of Incentive Group and demonstrates our strong commitment to shareholder value creation."

         Berthold Lindqvist, president and chief executive officer of Gambro said, "VIVRA RENAL CARE IS A WELL-MANAGED COMPANY THAT FITS WELL WITH GAMBRO. VRC WILL STRENGTHEN OUR POSITION AS A GLOBAL LEADER IN RENAL CARE. We pioneered the forward integration strategy in the United States and have distinguished ourselves as high-quality care providers. With this merger, we will strengthen Gambro's position as a leading, fully integrated, renal care management company with multiregional presence; FURTHERMORE THIS TRANSACTION

    WILL GENERATE SIGNIFICANT OPERATING SYNERGIES, while allowing Gambro
                  -----------
    to continue to provide a service of the highest quality."

                                      * * * * *

    ... Incentive expects the acquisition to enhance cash earnings growth (calculated before charges for depreciation and goodwill amortization), with an accretive impact in its first full year and significant contributions thereafter.

    28. On or about May 6, 1997 The New York Times reported, in an article entitled SWEDISH HOLDING COMPANY TO BUY U.S. DIALYSIS PROVIDER, that Vivra shares jumped $6.75, or 24 percent, to $35, only $.62 less than Incentive's offer of $35.62. The article also noted that:

         THE SHARE PRICES OF OTHER COMPANIES THAT OPERATE KIDNEY-DIALYSIS, OR RENAL CARE, CENTERS JUMPED ON THE NEWS, WHICH WALL STREET ANALYSTS SAID PRESAGED MORE CONSOLIDATION IN THE DIALYSIS INDUSTRY. Patients with defective kidneys regularly visit the centers to have their blood purified. Total Renal Care Holdings was up $2.375 to $36.375, and the Renal Treatment Centers rose $3.25, to $27.25, both on the Big Board.

         Vivra has a roughly 8 percent market share in the United States, following Fresenius A.G. of Germany, the industry leader with 20 percent, said Margo Vignola, a health care analyst with Merrill Lynch.

         Fresenius expanded last year with a $4.4 billion acquisition of National Medical Care, the dialysis unit of W.R. Grace.

    MS. VIGNOLA SAID THE EUROPEAN COMPANIES "WANT THE EXPERTISE OF THE AMERICAN COMPANIES FOR INTERNATIONAL MARKETS, WHICH ARE LOT LESS DEVELOPED THAN HERE." FRESENIUS HAS PROJECTED 40 PERCENT GROWTH IN THE GLOBAL MARKET, TO ONE MILLION PATIENTS, BY 2000. Samuel Isaly, an analyst with Mehta & Isaly, said of the purchase of Vivra, "this is a smaller version of the Fresenius-National Medical Care deal."


                                      * * * * *

    David Barry, president of VRC, the renal care unit of Vivra, will be president of Gambro Health Care Patient Services, under which name the combined company will operate. Gambro Health Care now serves 12,100 patients in a number of countries. Vivra has 15,800 patients at 262 centers in 28 states and the District of Columbia. GAMBRO WOULD HAVE $ 2 BILLION IN COMBINED SALES AFTER THIS ACQUISITION. Vivra, of San Mateo, Calif., had revenue of $517 million in the fiscal year that ended on Nov. 30.


         Incentive said it planned to sell Vivra's physician network and disease management unit for $85 million to a new company formed by the Teas Pacific Group, Bain Capital and Hellman & Friedman Capital Partners. KENT J. THIRY, CHIEF EXECUTIVE OF VIVRA, WOULD HEAD THE NEW COMPANY. Vivra would be required to buy back its 5 percent convertible subordinated notes for the principal amount plus interest.

         MS. VIGNOLA SAID INCENTIVE WAS OFFERING "BASICALLY $33 PER SHARE FOR THE DIALYSIS BUSINESS -- 10 TIMES EARNINGS BEFORE INTEREST, DEPRECIATION, TAXES AND AMORTIZATION" --- and about $2 a share for the physician network, which has been losing money.



         LEONARD S. YAFFE, AN ANALYST IN SAN FRANCISCO WITH MONTGOMERY SECURITIES, SAID CONSOLIDATION WOULD BE SPURRED BY THE FURTHER SPREAD OF MANAGED CARE INTO DIALYSIS TREATMENT. HE SAID THE FEDERAL MEDICARE PROGRAM, THE MAIN PAYER FOR SUCH TREATMENT, WAS EXPERIMENTING WITH CONTRACTS THAT WOULD GIVE THE CENTERS OR A HEALTH MAINTENANCE ORGANIZATION AN ANNUAL LUMP SUM FOR EACH PATIENT'S CARE, COVERING DIALYSIS AS WELL AS ANY HOSPITALIZATION.

Emphasis added.

    29. On the same day, May 6, 1997, The Los Angeles Times further reported, in an article entitled SWEDISH FIRM OFFERS $1.6 BILLION FOR VIVRA:

         Incentive has agreed to buy Vivra Inc. for $1.6 billion, or $35.62 a share, in cash, furthering the drive of Sweden's Wallenberg family into high-growth technology businesses. Incentive, one of the Wallenbergs' main investment companies, will merge San Mateo-based Vivra into its wholly owned Gambro, making the combined companies the No. 2 dialysis services firm in the world. THE TRANSACTION COMES AMID A WAVE OF ACQUISITIONS IN THE DIALYSIS INDUSTRY, AS COMPANIES TRY TO COMPETE WITH FRESENIUS MEDICAL CARE, THE WORLD'S LARGEST PROVIDER OF DIALYSIS CARE. As part of the agreement between Incentive and Vivra' board, Vivra will sell its disease management unit, reducing the net cost of the acquisition to $ 1.52 billion. The Incentive offer is 26% higher than Vivra's Friday closing price of

    $ 28.25. VIVRA SHARES ROSE $ 6.75 TO CLOSE AT $ 35 ON THE NEW YORK STOCK EXCHANGE.

Emphasis Added.

    30. Also on the same day, May 6, 1997, THE DAILY TELEGRAPH stated, in an article entitled SWEDES BUY U.S. MEDICAL COMPANY FOR $1.6BN:

    The merger with Gambro will boost the combined turnover to $ 2 billion, while profits last year would have been $ 410m, BUT DIRECTORS BELIEVE THAT THERE ARE SUBSTANTIAL SYNERGIES TO BE EXPLOITED. The two companies have 26,000 dialysis patients in the United States. IT IS ESTIMATED THAT THE NUMBER OF AMERICANS REQUIRING CHRONIC DIALYSIS SERVICES HAS GROWN FROM ABOUT 66,000 IN 1982 TO 200,000. GAMBRO'S PRESIDENT, BERTHOLD LINDGVIST, SAID: "VIVRA RENAL CARE IS A WELL MANAGED COMPANY THAT FITS WELL WITH GAMBRO. WITH THIS MERGER WE WILL STRENGTHEN GAMBRO'S POSITION AS A LEADING, FULLY INTEGRATED, RENAL
    CARE MANAGEMENT COMPANY WITH MULTI-REGIONAL PRESENCE."

Emphasis added.

    31. Defendants' intention to pursue the above transaction in breach of their fiduciary duties owed to Vivra's stockholders to take all necessary steps to ensure that Vivra stockholders will receive the maximum value realizable for their shares in any extraordinary transaction involving the Company.

    32. Defendants further breached their fiduciary duties by failing to honor their obligation to observe the highest duties in good faith and fair dealing in their dealings with the Company and its other shareholders by exercising their positions of control in order to obtain financial gain for themselves not available to the other shareholders and/or at the expense of the Company.

    33. In addition, no independent committee was appointed to ensure that the proposed transaction was fair to or in the best interests of the Company and its stockholders, a further breach in fiduciary duty.

    34. The offer being advanced and the consideration offered -- $35.62 per share of Vivra common stock -- is a grossly unfair price; does not reflect the significant advantages to be obtained by Incentive as a result of the transaction; and does not offer any control premium whatsoever. The stock is currently selling on the open market for essentially the same price -- $34.62 per share -- only one dollar less than the current offer by Incentive. The intrinsic value of Vivra is materially greater than the consideration proposed, taking into account, INTER ALIA, Vivra's asset value, liquidation value, expected growth, full extent of its future earnings potential, expected increase in profitability, strength of its business, its revenues, cash flow and earnings power.

    35. Defendant's knowledge and economic power and that of the investing public is unequal because the individual defendants and Vivra control the business and corporate affairs of Vivra and are in possession of material non-public information concerning the Company's assets, businesses, and future prospects. This disparity makes it inherently unfair for them to act to transfer ownership of Vivra from its public stockholders at this time and at such an unfair and grossly inadequate price.

    36. The proposed transaction is not the result of arm's-length negotiations but was fixed arbitrarily by Incentive and agreed to by defendants as part of the unlawful plan and scheme to obtain the entire ownership of Vivra at the lowest possible price. These facts have not been disclosed by defendants.


    37. Further, the Vivra Board's willingness to entertain the proposed offer requires them to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent short-term value to the plaintiffs and the Class.

    38. There in no indication that Vivra's board of directors has taken any steps to ensure that the interests of Vivra's stockholders in maximizing the value of their holdings were protected by conducting an auction for Vivra or otherwise seeking out other potential purchasers or the highest possible bid for the Company or exploring strategic alternatives which will obtain the highest possible price for Vivra's stockholders or return greater or equivalent short-term value to the plaintiffs and the Class. If the transaction is consummated, Vivra's shareholders will be deprived of the opportunity for substantial gains which the Company may realize.

    39. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deceive plaintiffs and the Class and deprive them unfairly of their investment in Vivra.

    40. The individual defendants, knowing all of the above, exercised their positions of control in order to obtain financial gain for themselves while failing to take the necessary and appropriate steps to obtain the maximum value realizable for the public shareholders of Vivra.

    41. The proposed transaction is wrongful, unfair, and harmful to Vivra's public stockholders, and represents an attempt by defendants to aggrandize their personal and financial positions and interests and to enrich themselves, at the expense of and to the detriment of the public stockholders of the Company. The proposed transaction will deny Class members their right to share proportionately in the true value of Vivra's assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of Incentive at an unfair and inadequate price.

    42. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiffs and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

    43. Defendants have violated fiduciary and other common law duties owed to the plaintiffs and the other members of the Class in that they have not and are not exercising independent business judgment, have acted and are acting to the detriment of the Class in order to benefit themselves and/or their colleagues.

    44. As a result of the actions of the defendants, plaintiffs and the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value, of Vivra's assets and businesses.

    45. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, and will succeed in their plan to enrich themselves by excluding the Class from its fair proportionate share of Vivra's assets and businesses, all to the irreparable harm of the Class.

    46.  Plaintiffs and the Class have no adequate remedy of law.

         WHEREFORE, plaintiffs pray for judgment and relief as follows:

         (1) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiffs as representatives of the Class;

         (2) declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to plaintiffs and the other members of the Class;

         (3)  declaring the transaction to be a nullity;

         (4) preliminarily and permanently enjoining defendants, and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

         (5) in the event the transaction is consummated, rescinding it and setting it aside;

         (6) ordering defendants, jointly and severally, to account to plaintiffs and the Class for all profits realized and to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiffs and other members of the Class;

         (7) ordering defendants to permit a stockholders' committee comprised of Class members and their representatives only to ensure a fair procedure, adequate procedural safe-guards and independent input by plaintiffs and the Class in connection with any transaction for the shares of Vivra;

         (8) awarding compensatory damages against defendants, jointly and severally, in the amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;


         (9) awarding plaintiffs and the Class their costs and disbursements and reasonable allowances for plaintiffs' counsel and experts' fees and expenses; and


         (10) granting such other and further relief as may be just and proper.


                                     JURY DEMAND

    Plaintiffs demand a trial by jury of all issues so triable.

Dated:   May 7, 1997
                       KEVIN J. YOURMAN
                       VAHN ALEXANDER
                       WEISS & YOURMAN

                       By: /s/ Vahn Alexander
                         ---------------------
                        Vahn Alexander
                       10940 Wilshire Boulevard
                       24th Floor
                       Los Angeles, CA  90024
                       (213) 208-2800

                       JOSEPH H. WEISS
                       WEISS & YOURMAN
                       551 Fifth Avenue
                       Suite 1600
                       New York, NY  10176
                       (212) 682-3025

                       Attorneys for Plaintiffs